 A Clean Energy Company  Corporate Presentation – February 2020  ASX: PLL  NASDAQ: PLL  ABN 50 002 664 495

 Executive Summary

Why Piedmont Lithium?

STRONG MARKET OUTLOOK	▪ Wave of electric vehicles coming to market ▪ 36% annual growth projected for lithium hydroxide ▪ Large investments in US and Europe battery supply chain
IDEAL PROJECT LOCATION	▪ World-class Carolina Tin-Spodumene Belt ("TSB") ▪ 60+ years of lithium processing on TSB ▪ Abundant infrastructure and lithium talent pool
LOW OPERATING COSTS	▪ Large local labor force – no camp costs ▪ Low power and transportation costs ▪ Low royalties and income taxes
POSITIVE ESG PROFILE	▪ EVs reduce emissions by 67% vs. ICEs (Wood Mackenzie) ▪ Hard rock preferred by major OEMs for improved sustainability ▪ PLL supply chain potentially 98% shorter than current routes
UNIQUE STRATEGIC ASSET	▪ USA's only conventional lithium project ▪ USA's only spodumene-to-hydroxide project ▪ Located in USA's 'Auto Alley'
SUBSTANTIAL VALUATION UPSIDE	▪ Lithium equities recovering from 2-year lows ▪ Piedmont trading at ~5% of Project NPV ▪ Kidman deal implies huge upside for PLL

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
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 Lithium Demand Driven by Growth in Electric Vehicle Sales  4  Source: Green Car Reports  Source: EV Reports.com

 It’s Not Just Tesla…  5  Hyundai Ionic  Audi e-tron  Ford F-150  VW ID.3  Porsche Taycan  Mercedes EQC  Jaguar I-Pace  Mini Cooper EV  Rivian SUV  Porsche Taycan

 …and It’s Not Just Cars  6    Rivian Trucks  Proterra Buses  Xos Semis  Ampere Ferries

 Hydroxide Taking Share and Supply Deficits are Looming  7  Source: Rodney Hooper / RK Equity forecasts.  Carbonate  Hydroxide  Lithium hydroxide is required for the high-nickel cathode used in more energy-dense, longer-range batteries“Lithium extracted from mining for the future-relevant product ‘lithium hydroxide’ is commercially more attractive (there is one less production step as compared to salar production), more stable to extract, easier to scale and generally more sustainable.” – Volkswagen – April 2019“BMW signs contract with Ganfeng for sustainable lithium from mines in Australia” – BMW – November 2019  Hydroxide  Carbonate

  Piedmont Ideally Located in North Carolina…    # 1 State for Business  0%State Mining Royalties  23%Corporate Tax Rate  ~100%Past Lithium Production  8

 9  …in the Heart of ‘Auto Alley’  Location drives lower costs and more sustainable supply chain

 10  Location Drives Low Production Costs

 US$298 M(A$438 M)Run-rate EBITDA  US$1.45 B(A$2.13 B)After-tax NPV  34%After-tax IRR  25Year Mine Life  Low Costs Underpin Strong Project Economics  11  Source: Updated Scoping Study. Refer to the announcement dated August 7, 2019.  Enlarged Mineral Resource Drives Improved Economics

Highly-Experienced Leadership Team

Management Team

Keith Phillips

Managing Director & CEO

30+ Years Wall Street experience with JPMorgan, Merrill Lynch and Dahlman Rose

Patrick Brindle

VP – Project Management

20+ years US and global engineering, procurement and construction experience

Lamont Leatherman

VP – Chief Geologist

25+ years as an exploration geologist, senior positions in BHP & Noranda in the Carolinas

Taso Arima

Founder and Director

12+ years natural resource visionary executive; founder of multiple natural resource companies

David Buckley

VP – Process Engineering

25+ years lithium extraction and conversion expert, ex-FMC and Albemarle

Tim McKenna

Advisor – Government Relations

30+ years government & investor relations, including with Rockwood Lithium

Technical Consultants

HATCH

PRIMERO

HDR

MARSHALL MILLER & ASSOCIATES

SGS

CSA

PIEDMONT LITHIUM

ASX:PLL; NASDAQ:PLL

12

 13  Hitting Milestones Should Drive Re-Rating in 2020     First-mover land package     55,000m drilling     Large high-grade resource     Robust scoping study     Section 404 permit    Hydroxide testwork    Prefeasibility study     Offtake agreements    Definitive feasibility study    Financing and construction  Market Cap – US$mm

Corporate Snapshot

Piedmont Lithium Limited

	ASX	Nasdaq
Shares / ADRs (1 ADR = 100 Shares)	824.3 mm	8.24 mm
Price (@ 2/7/20)	A$0.13	US$8.25
Market Cap (@ 2/7/20)	A$107 mm	US$69 mm
Cash (@ 12/31/19)	A$17.1 mm	US$11.4 mm

Key Shareholders

Australian Super	13.1%
Fidelity	9.0%
BNY Mellon (ADRs)	7.5%
Officers and Directors	10.4%

Board of Directors

Ian Middlemas	*Australia*	Chairman
Keith D. Phillips	*USA*	CEO
Anastasios Arima	*USA*	Director
Jeff Armstrong	*USA*	Director
Jorge Beristain	*USA*	Director
Levi Mochkin	*Australia*	Director

Research Coverage

CANACCORD Genuity

ROTH Capital Partners

ThinkEquity

A Division of Fordham Financial Management, Inc., a Member FINRA – SIPC

FOSTER STOCKBROKING

TAYLOR COLLISON

Share Price Performance - Last 3 Months


Piedmont Lithium Ltd ADR (PLL) - Barchart.com

PIEDMONT LITHIUM

ASX:PLL; NASDAQ:PLL 14

Lithium Markets

 EV Mega-Trend is Building Momentum  Source: Bloomberg New Energy Finance  16  World-leader VW all-in on EVsFocus on LiOH from spodumene“Mining is considered the future-proof solution, both commercially and in terms of sustainabilityEU CO2 penalties a catalystUS$39B exposure in 2021Mass market vehicles comingFord to produce electric F-150 “before 2022”VW ID.3 launching in 2020Technology leaders positioningGoogle / WaymoApple / TitanAmazon / RivianSony introduced EV at CES  Ford F-150 EV (2021)

 Economics are the Key Driver of EV Demand  Tesla Model 3  Tesla Model 3  Source: Clean Technica and OEM websitesReflects New Jersey waiver of 6.625% state sales tax  17     TESLA MODEL 3  AUDI S4  CATEGORY  Luxury sport sedan  Luxury sport sedan  0-60 MPH  3.9 seconds  4.4 seconds  RANGE  322 miles  420 miles   PURCHASE PRICE  $50,990  $58,145  5-YEAR FUEL1  $2,549  $10,194  5-YEAR MAINTENANCE1  $3,018  $9,551  5-YEAR INSURANCE1  $4,430  $4,513  TAX INCENTIVE  $3,378  $0  5-YEAR TCO2  $57,609  $82,403  EVs are superior cars – they are smoother, quieter and fasterEVs reduce greenhouse gas emissions by 67% vs. ICEs (“Wood Mackenzie”)EVs offer lower ‘total cost of ownership’ (“TCO”)Far less expensive to fuelFar less expensive to maintainEV:ICE purchase price parity is approaching; Tesla has already achieved this with the Model 3  Source: ARK Innovation – Big Ideas 2020  250 Mile Range EV  Toyota Camry MSRP

 EU CO2 Emissions Penalties Spurring EV Development  18  Source: Orocobre

 Supply Curtailments Support Positive Market Outlook  19    Wodgina on care and maintenance; Kemerton delayed 9 months  Mt. Holland deferred at least one year  Stage 2 and 3 expansions deferred indefinitely  Mt. Cattlin mine shutdown; Sal de Vida downsized  Bald Hill on care and maintenance  La Corne on care and maintenance  Kwinana Phase 2 deferred  Construction halted pending financing for cost overruns

 USA is Favorable Jurisdiction vs. Leading Producers    40% royalties / social unrest / ‘war for water’   Kirchnerist politics / hyperinflation / export taxes  High cost power and transport / labor shortages  Imported raw materials / 16% VAT on re-exports  Low costs and taxes / large market / critical material  20

 Recent Developments in the US Electric Vehicle Space  21    Nevada battery capacity to increase to 57 GWh and ‘Giga-Texas’ is rumored as next project  Investing $600M to produce XC90 e-SUV and battery packs at Ridgeville, SC plant  Joint venture to build $2.3B battery plant in Lordstown, OH  Investing $2.7B to build 20 GWh battery plant in Commerce, GA  Investing $12.5B to build EVs including the Mustang Mach-E and the electric F-150  Converting Detroit-Hamtramck plant to all-EV; reintroducing the Hummer as an EV brand  To produce delivery trucks for Amazon and an SUV for Lincoln  Investing $800M to expand Chattanooga, TN plant to make EVs and assemble batteries

 Piedmont Positioned as a Domestic Supplier to the US EV Sector  22  Cathode  Batteries  Vehicles  RawMaterials  LithiumChemicals                      USA  Import

 Spodumene’s Hydroxide Cost Advantage  23  Source: McKinsey & Co., costs represent indicative 2025 costs for typical South American brine operations and typical Western Australian spodumene operations.  Brine is typically lower cost for carbonate…  …but spodumene is typically lower cost for hydroxide  “Spodumene is ~15% more cost-effective to produce lithium hydroxide than salt brine” – McKinsey & Co.

 Project Background Materials

 High-Grade Mineral Resource  27.9 Mt @ 1.11% Li2O764,000 tonnes of contained LCE100% of the lithium is attributable to spodumene mineralizationShallow open pits – 74% of resource within 100m of surface and 97% within 150mOpen along strike and at depth    25  One of North America’s Largest Hard-Rock Lithium Resources

 Vast Exploration Upside  26  Large Areas of the Carolina Tin-Spodumene Belt Remain Unexplored  Current Exploration Target    Core Property    Tonnes (Mt)  Grade (Li2O%)  4.0-4.5  1.0-1.2  Central Property    Tonnes (Mt)  Grade (Li2O%)  2.0-2.5  1.1-1.3  Total    Tonnes (Mt)  Grade (Li2O%)  6.0-7.0  1.0-1.3  *The potential quantity and grade of the Exploration Target is conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.

 Unique “Spodumene-Only” Mineralogy  27  “The first question an investor should ask a hard-rock lithium CEO is “how much of the lithium reports to spodumene?” – Jon Hykawy , PhD – President, Stormcrow Capital  XRD analysis confirms pure spodumene nature of Piedmont’s ore bodyAbsence of petalite and lepidolite in pegmatites expected to lead to high lithium recovery

 Strong Metallurgical Recoveries  Recovered Grade  28     Resource Grade of 1.11% Li2O+ Exceptional Metallurgical Recoveries‘Spodumene-only’ mineralogyAbundant clean process water50+ years of precedent on TSBBench scale testwork results= Leading ‘Recovered Grade’Bench-Scale LiOH Testwork in Progress

     Quartz  Solar Panel Glass  Quartz Composites  Technical Glass      Feldspar  Architectural Glass  Industrial Ceramics  Coatings      Mica  Cosmetics  Automotive Paints  Welding Rods  By-Product Industrial Minerals Provide Strong Credit  29

 Disclaimers  Cautionary Statements and Important InformationThis presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont Lithium Limited (“Piedmont”) as a summary only, and does not contain all information about Piedmont’s assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont’s securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Forward Looking StatementsThis presentation contains forward-looking statements within the meaning of securities legislation in Australia and the United States, including statements regarding exploration and development activities; plans for Piedmont’s mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that we will be unable to commercially extract mineral deposits, that our properties may not contain expected reserves, risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), uncertainty about our ability to obtain required capital to execute our business plan, our ability to hire and retain required personnel, changes in the market prices of lithium, changes in technology or the development of substitute products, the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, uncertainties inherent in the estimation of lithium resources, risks related to competition, as well as other uncertainties and risk factors set out in filings made from time to time with the Australian Stock Exchange and the U.S. Securities and Exchange Commission, including our most recent Form 20-F. Actual events, results, performance and achievements could vary significantly from the estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.Competent Persons StatementsThe information in this presentation that relates to Exploration Results, Exploration Targets, Mineral Resources, Metallurgical Testwork Results, Process Design, Process Plant Capital Costs, and Process Plant Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated August 7, 2019 entitled “Updated Scoping Study Extends Project Life and Enhances Exceptional Economics” which is available to view on the Company’s website at www.piedmontlithium.com.website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.Exploration TargetThe Exploration Target is based on the actual results of Piedmont’s previous drill programs. To determine potential tonnage and grade ranges at the deposit, Li2O assay values and density values from drilling have been applied to the volume estimates. A density value of 2.71 g/cm3 is applied to derive tonnage values. Using this methodology an Exploration Target of between 4.0 to 4.5 million tonnes at a grade of between 1.10% and 1.20% Li2O is approximated for the Core property and an Exploration Target of between 2.0 to 2.5 million tonnes at a grade of between 1.1% and 1.3% Li2O is approximated for the Central property. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.    30

 A Clean Energy Company  Piedmont Lithium Limited  Corporate Presentation – February 2020  Keith D. Phillips – President and CEO   +1 973 809 0505  kphillips@piedmontlithium.com  Exploration Office5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016| USA   www.piedmontlithium.com  Registered Office28 The Esplanade | 9th Floor | Perth | WA 6000 | Australia   Head Office32 North Main Street |Suite 100 | Belmont | NC 28012 | USA  This presentation has been authorised for release by the Company’s President & CEO, Keith D. Phillips